Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES DEPARTURE OF TWO
MEMBERS OF ITS BOARD OF DIRECTORS DUE TO OTHER COMMITMENTS
November 30, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today that Mr. Ioannis Tsigkounakis, Director and Secretary to the Board, and Mr. Alexander Papageorgiou, Director, have resigned from their respective positions.
Mr. Tsigkounakis has resigned from his position as Director and Secretary due to other professional commitments he has undertaken which will not allow him to devote the necessary time to the Company. The Company would like to thank Mr. Tsigkounakis and wish him every success in his future endeavors.
Mr. Alexander Papageorgiou’s resignation from the Board is brought about due to his involvement in other projects that require his full attention and commitment. The Company wishes Mr. Papageorgiou the best as he takes on new challenges.
Following the resignation of Mr. Tsigkounakis and Mr. Papageorgiou, the Board of Directors of the Company will consist of eleven members, six of whom are independent under applicable Nasdaq and SEC rules and regulations.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.
The Company’s initial fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers which Seanergy purchased and took delivery of the ships in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited (“BET”) which owns five drybulk carriers, four Capesize and one Panamax.
As a result, the Company’s current controlled fleet includes 11 drybulk carriers (4 Capesize, 3 Panamax, 2 Supramax and 2 handysize vessels) with a total carrying capacity of 1,043, 296 dwt and an average age of 13 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Amex LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566E-mail: seanergy@capitallink.com